May 24, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cadiz Inc.
Form S-3 Registration Statement
File No. 333-211383

Ladies and Gentlemen:

       Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement to May 27, 2016 at 10:00 a.m., Eastern Time, or as soon thereafter as is reasonably practicable.

       In connection with this request, we hereby acknowledge that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Thank you for your assistance in processing this filing.

Sincerely yours,

CADIZ INC.

By:	/s/ Timothy J. Shaheen
Timothy J. Shaheen
Chief Financial Officer